UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 31, 2018

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated January 31, 2018, regarding the Ukrainian 4G – 2600 MHz Frequency Tender Result.

Istanbul, January 31, 2018

Announcement Regarding the Ukrainian 4G – 2600 MHz Frequency Tender Result

2600 MHz frequency tender as part of the 4G License Tender, which our fully owned subsidiary lifecell LLC (“lifecell”) based in Ukraine had applied to participate, has been held today.

At the tender, lifecell has been awarded the license for 15 years bidding UAH909,250,551* for 15 MHz frequency band, the total of Lot 1 and Lot 2.

Within the scope of the 4G tender, 1800 MHz frequency tender is expected to be held in the first quarter of 2018.

*The liability is denominated in Hryvnia, and amounts to US$ 32.5 million based on National Bank of Ukraine’s US$ / UAH rate of 28.01 as of January 31, 2018. The total amount including the conversion fee is US$ 39.1 million.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: January 31, 2018	By:	/s/ Zeynel Korhan Bilek
Name: Zeynel Korhan Bilek Title: Investor Relations and Mergers & Acquisition Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: January 31, 2018	By:	/s/ Bulent Aksu
Name: Bulent Aksu Title: Finance Executive Vice President